Exhibit 3.211

CERTIFICATE OF FORMATION

OF

PEABODY TROUT CREEK RESERVOIR LLC

1.	The name of the limited liability company is PEABODY TROUT CREEK RESERVOIR LLC.

2.	The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 8th day of August, 2012.

/s/ Kenneth L. Wagner
Kenneth L. Wagner Authorized Person